Exhibit 99.1

Results of the Company’s Extraordinary General Meeting

        On May 29, 2008 an Extraordinary General Meeting (the “Meeting”) of Scailex Corporation Ltd. (the “Company”) approved the entering into an agreement dated April 10, 2008 by the Company (“PCH Sale Agreement”), for the sale of all of the Company’s holdings of Petroleum Capital Holdings Ltd. (“PCH”) to Israel Petrochemical Enterprises Ltd., and the procurement by the Company of directors’ and officers’ liability a run-off insurance policy for the directors and other officeholders in the Company and its subsidiaries, subject to the satisfaction of the conditions precedents, as stated in the PCH Sale Agreement, and described in the Company’s Form 6-K (Exhibit 99.1), dated April 21, 2008 (the “Resolution”).

—	The total number of shares voted in the Meeting: 34,792,732.

—	The total number of shares voted in favour of the Resolution: 34,550,926.

—	The total number of shares voted against the Resolution: 236,658.

—	The percentage of the shares voted against the resolution, out of the total number of shares voted: 0.68%.

—	The percentage of the shares voted in favour of the resolution, out of the total number of shareholders with no personal interest in the approval of the Resolution who participated in the vote: 87.73%.

—	The percentage of the shareholders with no personal interest in the approval of the Resolution, who voted against the resolution, out of the total number of voting rights in the Company: 0.62%.

Scailex Corporation Ltd.